                  CERTIFICATE OF AMENDMENT

                             OF

                  ARTICLES OF INCORPORATION

                             OF

                       ALPHAREL, INC.




          The undersigned, Richard J. Kennedy and John W. Low, certify that:

          1. They are the Vice President, Operations and Chief Financial Officer and Secretary, respectively, of Alpharel, Inc., a California corporation (the "Corporation").

          2. Article III of the Articles of Incorporation of this Corporation is amended and restated to read in its entirety as follows:

               (a) This corporation is authorized to issue two classes of shares of stock, designated, respectively as "Common Stock" and "Preferred Stock." The total number of shares of all classes of stock that this corporation is authorized to issue is Forty-One Million (41,000,000), consisting of Forty Million (40,000,000) shares of Common Stock and One Million (1,000,000) shares of Preferred Stock.

               (b) Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, including, without limitation, the dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, the Board of Directors or the percentage of members, if any, of the Board of Directors that each series of Preferred Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences, and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issuance of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

          3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors.

          4. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with
Section 902 of the California Corporations Code. The total number of outstanding shares of the Corporation entitled to vote thereon is 18,175,809, all of which are shares of Common Stock. There are presently no shares of Preferred Stock outstanding. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was greater than 50%.

          We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge.

DATED:  May 28, 1996



                              /S/ Richard J. Kennedy
                              -----------------------------------------
                              Richard J. Kennedy
                              Vice President, Operations


                              /S/ John W. Low
                              -----------------------------------------
                              John W. Low
                              Chief Financial Officer and
                              Secretary





                                       2